Filed Pursuant to Rule 253(g)(2)

File No. 024-11086

GREEN STREAM HOLDINGS, INC.

OFFERING CIRCULAR SUPPLEMENT

Dated: October 21, 2020

This document supplements, and should be read in conjunction with, the offering circular of GREEN STREAM HOLDINGS, INC. (the “Company”), which was qualified by the Securities and Exchange Commission (the “Commission”) on April 21, 2020 and amended by a Rule 253(g)(2) filing (the “Supplement”), which was filed with the Commission on August 26, 2020 (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This document modifies references within the Supplement to the number of shares that the Selling Securityholders are entitled to sell in connection with this offering pursuant to the Settlement.

Page 1, Paragraph 1, Page 2 (“Summary of the Offering”), Page 11 (“Risks Related to our Business”), 33 (“Plan of Distribution and Selling Securityholders”), Page 35 (“Selling Securityholders”) and Page 42 (“Securities Owned by Selling Stockholders”) are modified in part as follows:

•	References to 266,665 shares shall be amended to read as “2,500,000” shares.
•	References to 55,555 shares shall be amended to read as “500,000” shares.

The above changes are consistent with the language on page 42 of the Supplement that provides that the Selling Securityholders each “shall be issued that number of shares equal to $40,000 divided by the price per share set forth in the Offering circular.

This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.